Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Red White & Bloom Brands Inc. (the “Company”)

810 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2	Date of Material Change

October 7, 2022

Item 3	News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4	Summary of Material Change

The Company announced the appointment of Hans Sommer as General Manager of RWB Michigan.

The Company also announced it has issued 3,200,000 stock options to certain directors and an officer of the Company. The stock options are exercisable to acquire up to 3,200,000 common shares of the Company at an exercise price of $0.135. The stock options vest quarterly over a period of two years from grant.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Johannes van der Linde, Director

Phone: 604-687-2038

Item 9	Date of Report

October 11, 2022

Red White & Bloom Provides Expansion Update

- RWB recognizes initial revenue for much anticipated Platinum brand launch in Missouri and Massachusetts-

-RWB Florida has executed a lease for a new location in Clearwater, Florida with plans to open in Q4 2022-

-RWB Michigan appoints Hans Sommer as General Manager-

TORONTO, ON October 7, 2022 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC:RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, announces that they are continuing their aggressive expansion plans, having recently announced the launch of Platinum Vape™ (“PV” or “Platinum” ) product extensions, the Company is focusing on expanded markets to serve.

RWB previously announced that it entered into an exclusive license agreement that would see the full line of Platinum products be made available in Missouri and Massachusetts, with Platinum to be made available for sale in High Profile Cannabis shops and third-party retailers across both states. The Company reports that it has shipped the initial non- THC components to its partner as they gear up for manufacturing of finished goods for launch in both states. The initial offering will include the full collection of Platinum products in exciting new strains, flavors and formats.

According to Grand View Research, “The Missouri medical cannabis market size was valued at USD 289.9 million in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 22.7% from 2022 to 2030.”

Headset reported on September 8, 2022, “Totaling nearly $1 billion in cannabis sales so far this year, the Massachusetts cannabis market is growing larger than more legacy markets in the US such as Washington and Oregon.”

The Company is also pleased to report that RWB Florida has executed a lease for an additional medical dispensary location in Clearwater, FL. The new location design has been optimized for revenue per square foot and customer experience. All locations will carry the RWB full line of products and will help the Company expand more rapidly to serve a greater number of medical patients in the state. The Company expects the Clearwater location to be operating in Q4 of 2022.

RWB is pleased to announce the appointment of Hans Sommer as General Manager of RWB Michigan. Mr. Sommer brings a wealth of experience with a strong background in finance, operations and retail management. Mr. Sommer has worked in numerous high-growth industries in both the public and private sectors. He has held numerous senior-level positions and, most recently, was the Vice President of Finance at Gage Cannabis Co. Mr. Sommer was foundational in building strong internal and external controls across the organization and played an integral role in the successful acquisition of Gage by TerrAscend for over $500 million. Mr. Sommer prides himself in building a strong corporate culture through disciplined execution and growth for both the company and the employees in the organization. Mr. Sommer is a Certified Public Account (CPA) and a graduate of the University of Michigan.

The Company further reports that it has issued 3,200,000 stock options to certain directors and an officer of the Company. The stock options are exercisable to acquire up to 3,200,000 common shares of the Company at an exercise price of $0.135. The stock options vest quarterly over a period of two years from grant.

# # #

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Visit website: www.RedWhiteBloom.com, or follow RWB on social media: Twitter: @rwbbrands;

Facebook: @redwhitebloombrands; Instagram: @redwhitebloombrands.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.